EXHIBIT 12

STATEMENTS REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
APPEARING IN QUARTERLY REPORT ON FORM 10-Q

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
(Dollars in thousands)	2011	2010	2011	2010
Excluding Interest on Deposits:

Earnings:
Income before income taxes	$5,806	$192	$11,974	$5,666
Fixed charges (excluding preferred stock dividends)	1,884	2,694	5,710	8,554
Total earnings	7,690	2,886	17,684	14,220
Fixed charges:
Interest expense (excluding deposit interest)	1,804	2,615	5,477	8,324
Rent expense interest factor (1)	80	80	233	230
Preferred stock dividends (2)	237	514	998	1,539
Total fixed charges (excluding deposit interest)	2,121	3,209	6,708	10,093

Ratio of Earnings to Fixed Charges,
Excluding Interest on Deposits	3.63	0.90	2.64	1.41

Including Interest on Deposits:
Earnings:
Income before income taxes	$5,806	$192	$11,974	$5,666
Fixed charges (excluding preferred stock dividends)	5,215	7,387	16,700	23,344
Total earnings	11,021	7,579	28,674	29,010

Fixed charges:
Interest expense (including deposit interest)	5,136	7,308	16,468	23,114
Rent expense interest factor (1)	80	80	233	230
Preferred stock dividends (2)	237	514	998	1,539
Total fixed charges (including deposit interest)	5,453	7,902	17,699	24,883

Ratio of Earnings to Fixed Charges,
Including Interest on Deposits	2.02	0.96	1.62	1.17

(1)	Represents one-third of gross rental expense, which management believes is representative of the interest factor.

(2)	Represents the dividends accrued on the Series A Preferred Shares during the period.